Notice Document
Dated: May 1, 2025

Symetra Retirement Passport Group Variable Annuity
Issued By: Symetra Life Insurance Company

The prospectus for the Symetra Retirement Passport Group Variable Annuity contains more information about the Contract and Certificates issued thereunder, including its features, benefits, and risks. You can find the prospectus and other information about Symetra Retirement Passport Group Variable Annuity online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

The Symetra Retirement Passport Group Variable Annuity Prospectus and Statement of Additional Information dated May 1, 2010, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this Notice Document is a summary of certain Contract and Certificate features that have changed since the Notice Document dated May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your Symetra Retirement Passport Group Variable Annuity Contract or a Certificate issued thereunder.

There have been no changes since the last Notice Document.

KEY INFORMATION
Important information you should consider about the Contract and Certificates issued thereunder. For more information, see the Symetra Retirement Passport Group Variable Annuity prospectus dated May 1, 2010, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	A Withdrawal Charge of $25 will apply to each withdrawal after the first withdrawal each Certificate Year.
Transaction Charges
A Transfer Charge of $10 or 2% of the amount transferred, whichever is less, will apply upon each transfer in excess of 12 transfers in a Certificate Year.

A Loan Application Charge of $50 or 2% of the Loan Amount whichever is less will apply upon approval of each loan.

An Annual Loan Maintenance Charge of $35 or 2% of the Loan Amount whichever is less will apply each Certificate Year a Loan is outstanding.

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Certificate data page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract/Certificate (1)	1.38%	3.69%
Portfolio Fees & Expenses (2)	0.13%	2.44%

(1) Base Contract/Certificate fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of Certificate Value, and the annual Certificate fee, which is a fixed dollar amount.
(2) Portfolio fees and expenses are expressed as a percentage of the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).

Because your Certificate is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Certificate, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Certificate, which could add charges that substantially increase costs.
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Lowest Annual Cost $1,279.93	Highest Annual Cost $3,007.85
The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Certificate Classes and Portfolio Company fees and expenses
•No optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Certificate Classes and Portfolio Company fees and expenses and optional benefits
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the Contract or the Certificates issued thereunder.
Not a Short-Term Investment
The Certificate is not a short-term investment and is not appropriate if you need ready access to cash. Withdrawal charges will reduce the value of your Certificate if you withdraw money during the Accumulation Phase. The benefits of tax deferral and living benefit protections also mean the Certificate is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Risks Associated with Investment Options
Investment in the Certificate is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the Contract and Certificates issued thereunder. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the Certificate is subject to the risks related to Symetra Life Insurance Company. Any obligations, (including obligations related to the Symetra Fixed Account and Sub-accounts) guarantees, and benefits provided for under the Certificate are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

RESTRICTIONS
Investments
You may allocate amounts under the Certificate to one or more of the Sub-accounts available to you. Certain Sub-accounts are closed to new investors and only available to Certificate Owners who have been continuously invested in them as of a certain date. Once a Certificate Owner has transferred the entire value out of one of these closed Sub-accounts, the Sub-account is no longer available to the Certificate Owner for investment. You may also allocate money to the Symetra Fixed Account, which credits guaranteed interest rates. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your Contract or Certificates issued thereunder. We further reserve the right to restrict or remove the Symetra Fixed Account as an investment option available under the Contract or the Certificates issued thereunder.

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TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of an investment in and purchase payments received under the Certificate. There is no additional tax benefit if you purchased the Certificate through a tax-qualified plan or individual retirement account (IRA). Access to amounts held in a qualified Certificate may be restricted or prohibited.

All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the Certificate will be subject to ordinary income tax, and may be subject to tax penalties.

CONFLICTS OF INTEREST
Investment Professional Compensation	Investment professionals who solicited sales of the Contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the Certificate.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.
Exchanges	An investment professional may have a financial incentive to offer you a new contract in the place of a contract you already own.

You should not exchange this Certificate for a new one unless you determine, after comparing the features fees and risks of both contracts, that the exchange is preferable for you.

EDGAR Contract Identifier: C000077288

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APPENDIX A: PORTFOLIOS AVAILABLE UNDER THE CONTRACT AND CERTIFICATE
The following is a list of Portfolios available under the Contract and Certificates issued thereunder. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your Certificate charges. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2024)	PLATFORM CHARGE (Sub-Account Fund Facilitation Fee)	CURRENT EXPENSE + PLATFORM CHARGE	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2024)
					1 Year	5 Year	10 Year
U.S. Equity	BlackRock Advantage Large Cap Value V.I. Fund (Class III) BlackRock Advisors, LLC	0.85%**			25.11%	13.81%	12.07%
U.S. Equity	Columbia VP Select Mid Cap Value Fund - Class 1 Columbia Management Investment Advisors, LLC	0.82%**			12.54%	9.84%	8.43%
U.S. Equity	Fidelity® VIP Contrafund℠ Portfolio - Service Class 2 Fidelity Management & Research Company LLC (*)	0.81%			33.45%	16.74%	13.33%
Target Date	Fidelity® VIP Freedom 2025 Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.73%			8.28%	5.52%	6.27%
Target Date	Fidelity® VIP Freedom 2030 Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.76%			9.14%	6.25%	7.03%
Target Date	Fidelity® VIP Freedom 2035 Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.80%			10.77%	7.56%	8.01%
Target Date	Fidelity® VIP Freedom 2040 Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.84%			12.81%	8.83%	8.68%
Target Date	Fidelity® VIP Freedom 2045 Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.86%			13.54%	9.06%	8.80%
Target Date	Fidelity® VIP Freedom 2050 Portfolio℠ - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.86%			13.55%	9.06%	8.79%
Money Market	Fidelity® VIP Government Money Market Portfolio - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.50%			4.84%	2.17%	1.44%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 Franklin Mutual Advisers, LLC	0.90%**			11.71%	8.36%	8.17%
Asset Allocation	PIMCO All Asset Portfolio - Advisor Class Pacific Investment Management Company LLC	2.365%**			3.57%	4.31%	4.25%
Taxable Bond	PIMCO Total Return Portfolio - Advisor Class Pacific Investment Management Company LLC	0.89%			2.43%	(0.13)%	1.43%
Asset Allocation	Vanguard VIF - Balanced Portfolio Wellington Management Company, LLP	0.20%	0.25%	0.45%	14.80%	8.18%	8.37%
Taxable Bond	Vanguard VIF - High Yield Bond Portfolio Wellington Management Company, LLP	0.24%	0.25%	0.49%	6.30%	3.37%	4.53%
International Equity	Vanguard VIF - International Portfolio Bailie Gifford Overseas Ltd. and Schroder Investment Management North America Inc.	0.31%	0.25%	0.56%	9.01%	6.27%	8.40%
U.S. Equity	Vanguard VIF - Mid-Cap Index Portfolio The Vanguard Group, Inc.	0.17%	0.25%	0.42%	15.08%	9.70%	9.41%
Sector Equity	Vanguard VIF - Real Estate Index Portfolio The Vanguard Group, Inc.	0.26%	0.25%	0.51%	4.74%	2.84%	4.99%
Taxable Bond	Vanguard VIF - Total Bond Market Index Portfolio The Vanguard Group, Inc.	0.14%	0.25%	0.39%	1.24%	(0.39)%	1.25%
U.S. Equity	Vanguard VIF - Total Stock Market Index Portfolio The Vanguard Group, Inc.	0.13%	0.25%	0.38%	23.71%	13.67%	12.37%
We do not guarantee that each Portfolio will be available for investment through the Contract or the Certificates issued thereunder.
* Fidelity, the Fidelity Investments Logo, Contrafund, VIP Freedom 2025 Portfolio, VIP Freedom 2030 Portfolio, VIP Freedom 2035 Portfolio, VIP Freedom     2040 Portfolio, VIP Freedom 2045 Portfolio, and VIP Freedom 2050 Portfolio are registered service marks of FMR LLC.  Used with permission.
** Annual Expenses reflect temporary fee reductions.
Symetra Retirement Passport Group Variable Annuity                                 Page 4 of 5